Exhibit 99.2

Amsterdam, 3 August 2022

Just Eat Takeaway.com nominates COO for reappointment

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, announces that its Supervisory Board will nominate Mr. Jörg Gerbig for reappointment to its Management Board as COO.

On 4 May 2022, the Company announced the withdrawal of the voting item to reappoint Mr. Jörg Gerbig as Management Board member from the agenda of the Annual General Meeting (“AGM”). At the time, the Company initiated an investigation into a formal complaint under the Company’s Speak Up Policy. The external expert investigation has now been concluded and based on the outcome Mr. Jörg Gerbig can continue in his position as COO.

The Supervisory Board has therefore resolved to nominate Mr. Jörg Gerbig for reappointment as Management Board member at the latest during the AGM to be held in 2023.

Just Eat Takeaway.com

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:

E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 634,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United Kingdom, Germany, The Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Spain and Switzerland, as well as through partnerships in Brazil and Colombia.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.